Exhibit 99.1

FISCAL

THIRD QUARTER

2023

Financial and Operating Results

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Bioceres Crop Solutions Reports

Fiscal Third Quarter 2023

Financial and Operational Results

Revenues increased 33% compared with 3Q22 pro forma numbers

LTM adjusted EBITDA reached $85.3 million

Brazil HB4 initiatives advancing favorably on the back of full regulatory approval for wheat and positive soy performance with groundbreaking farmers

Published 2022 Sustainability Report “Each Step We Take”

ROSARIO, Argentina – May 10, 2023 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal third quarter ended March 31, 2023. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

FINANCIAL & BUSINESS HIGHLIGHTS

•	Total revenues were $93.6 million in 3Q23, a 33% increase compared to the pro forma numbers for the third quarter of last year, which are inclusive of historical revenues from Pro Farm. Topline growth was primarily driven by revenues in the Crop Nutrition segment, resulting from the initial proceeds generated by the strategic partnership with Syngenta, which more than offset the negative impact of the extended drought in Argentina.

•	Adjusted EBITDA was $35.8 million, mainly benefited by proceeds from the Syngenta agreement that were recognized in the quarter. On an LTM basis, adjusted EBITDA was $85.3 million.

•	Brazil’s National Biosafety Commission concluded the safety evaluation of HB4 Wheat, providing full approval for commercialization and cultivation in the country. Partnerships with EMBRAPA and OR Sementes in place to introgress HB4 trait into varieties adapted to Brazil, with focus on the Cerrados region.

•	HB4 Soy program in Brazil moving forward, with initial varieties performing favorably under diverse conditions. Seed inventory ramp-up on track to reach 10,000 hectares in 23/24 season.

•	Inaugural 2022 Sustainability Report published, documenting our journey in developing and commercializing technologies that address two major challenges confronting global agriculture: climate change and biodiversity preservation.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

MANAGEMENT REVIEW

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “We are delighted to resume our growth trajectory with solid numbers reported in this quarter, despite the extended drought in Argentina, which continued to affect our sales in this important market. Our outstanding performance this quarter results from the combination of strategic actions we have taken over the last year to diversify the product and geographic exposure of our business. For instance, this quarter saw the initial benefits of the strategic partnership with Syngenta, which accelerates and broadens the international growth of our inoculant business.”

“We are also making great strides internationally on the HB4 front. In Brazil, our soybean program is steadily advancing, with an initial set of varieties tested by farmers in five states, with at least one variety consistently outperforming the top commercial alternatives. Brazil’s recent approval for HB4 Wheat commercialization and cultivation consolidated our collaboration with local institutions and seed developers such as Embrapa and OR Sementes. Additionally, the approval of HB4 grain importation by Brazil (adding to the prior approval for flour importation) allows us to diversify our go-to-market strategy in Argentina, where we are expanding original seed sales to a group of 45 seed multipliers, who can now build their own inventories for future, direct-to-farmer, certified seed sales. At the same time, we have enabled third parties such as Buck Semillas, to develop HB4 varieties with their own genetics, allowing us to more quickly address the needs of farmers in certain regions.”

Trucco added: “As described in our recently published Sustainability Report, our portfolio of products promotes efficient resource use and protects soil health and ecosystem biodiversity while strengthening crops against weather conditions associated with climate change. We are encouraged to see that farmers adoption of good agricultural practices can be independent of regulations when science is used to align productivity incentives with positive externalities. This concept is at the heart of our all-around value proposition.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted “This quarters’ strong results reflect the value of our strategic actions to diversify revenues, and to profit from our extensive portfolio of technologies in multiple ways. Results from the agreement with Syngenta were timely in helping us navigate our seasonally weakest quarter in a context of halted demand for some of our products due to unfavorable weather, particularly in Argentina. Both dynamics ─ weather patterns affecting seasonality and alternative revenue sources ─ are a reminder that our underlying performance is better assessed when looking at annual results. The results from the inoculants agreement recognized in the quarter drove improved revenues and profits, resulting in a strengthened financial position – a desirable position to be in considering the current turmoil in global markets. We feel confident about our ability to execute on short and mid-term plans, and if the drought situation in Argentina finally reverses in the coming weeks, we are optimistic about having a strong end to the fiscal year.”

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

KEY FINANCIAL METRICS
(In millions of U.S. dollars, unless where otherwise stated)

Table 1: 3Q23 & YTD Key Financial Metrics

	3Q22 Pro forma[1]	3Q23	% Change		YTD22 Pro forma[1]	YTD23	% Change
Revenue by Segment
Crop Protection	45.9	44.4	(3)%		143.2	160.7	12%
Seed and Integrated Products	3.5	5.7	65%		27.5	35.9	31%
Crop Nutrition	21.3	43.5	104%		75.6	118.5	57%
Total Revenue	70.6	93.6	33%		246.2	315.1	28%
Gross Profit	31.3	57.5	84%		113.9	144.2	27%
Gross Margin	44.3%	61.4%	1,707	bps	45.5%	40.5%	(505	)bps

	3Q22 Pro forma[1]	3Q23	% Change	YTD22 Pro forma[1]	YTD23	% Change
Adjusted EBITDA	2.8	35.8	1200%	33.3	70.7	113%

1.	3Q22 and YTD22 pro forma financials include Pro Farm historical numbers.

Summary: 3Q23 revenues increased 33% to $93.6 million when compared to 3Q22 pro forma revenues that include historical sales from Pro Farm. The historical drought that affected Argentina in the previous quarter continued into 3Q23 negatively impacting product sales, particularly micro-beaded fertilizer sales. This decline was fully offset by the recognition of a large portion of the initial compensatory payment from the agreement with Syngenta, announced in September 2022. This agreement is part of the company’s strategy of revenue diversification and helped to offset the impact of an unusually severe drought in a key market. On a year-to-date basis, sales were up 28%. Gross profit and adjusted EBITDA for the quarter saw greater YOY increases (84% and 1200% respectively) as proceeds from the inoculant agreement flow directly to the bottom line. LTM adjusted EBITDA stood at $85.3 million.

THIRD QUARTER 2023 FINANCIAL RESULTS

Change in functional currency. As of 1Q23, the functional currency for the main Argentine operating subsidiaries was changed to the U.S. dollar. As a result of this change, IAS 29 adjustments are no longer applicable to those subsidiaries, and we no longer present the “comparable” metrics that were previously used to remove the distortionary effects of IAS 29. All commentary refers to reported figures.

Pro forma financial information. As of 1Q23, Pro Farm results are included in our reporting. Pro Farm products have been integrated into our previously existing segments. Legacy bioprotection products are included in the Crop Protection segment, and legacy biostimulant products are included in the Crop Nutrition segment. To ease comparison, all revenue, gross profit and adjusted EBITDA numbers are presented against pro forma 3Q22 metrics, which include Pro Farm numbers estimated under IFRS.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Revenues

Table 2: 3Q23 Revenues by Segment

(In millions of U.S. dollars)	3Q22 Pro forma[1]	3Q23	% Change
Revenue by segment
Crop protection	45.9	44.4	(3)%
Seed and integrated products	3.5	5.7	65%
Crop nutrition	21.3	43.5	104%
Total revenue	70.6	93.6	33%

1. Financials presented for 3Q22 correspond to pro forma comparable financials, including Pro Farm.

Revenues were $93.6 million in 3Q23, a 33% increase compared with pro forma revenues in the year-ago quarter. Year-to-date, revenues were $315.1 million, a 28% increase YoY.

The increase in revenues for the quarter was led by the Crop Nutrition segment which saw a 104% increase, driven by initial profit sharing and recognition of the compensatory payment from the exclusive agreement with Syngenta. Under this agreement, Syngenta has become the exclusive global distributor of certain Bioceres’ biological seed treatment solutions ─ mainly inoculants ─ for a 10-year period, with contractually established annual minimum profit-sharing targets and an upfront compensatory payment. The upfront consideration was agreed in lieu of transition costs and profits shared with Syngenta over the initial twelve months of the agreement, a period over which Syngenta is expected to take over the commercial operation for inoculants and prepare for the achievement of the growth goals stated in the agreement, with close collaboration of Bioceres. The portion of the compensatory payment booked in 3Q23 corresponds to the countries in which profit sharing began in January 2023, and serves as compensation for the entire calendar year 2023. The pending portion of the upfront payment will be booked in 3Q24, compensating for countries scheduled to onboard in January 2024.

Demand for other product lines, particularly micro-beaded fertilizers and the Crop Protection segment, was negatively impacted by the continuation of dry conditions in Argentina. The forecasted transition from “La Niña” to “El Niño” was slower than anticipated, with some locally favorable precipitation in early February followed by a dry and unusually hot period in late February and early March. Revenues in Crop Protection declined by 3% as reduced pest pressure led to a decrease in fungicide, insecticide, and adjuvant sales in Argentina.

Seed & Integrated Products sales increased by 65%, driven by advanced sales of seed treatment packs in preparation for winter wheat season in Argentina, and increased sales in Europe.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Gross Profit & Margin

Table 3: 3Q23 Gross Profit by Segment

(In millions of U.S. dollars)	3Q22 Pro forma[1]	3Q23	% Change
Gross profit by segment
Crop protection	18.6	17.6	(5)%
Seed and integrated products	1.8	3.4	90%
Crop nutrition	10.9	36.4	234%
Total Gross profit	31.3	57.5	84%
% Gross margin	44.3%	61.4%	1,707	bps

1. Financials presented for 3Q22 correspond to pro forma comparable financials, including Pro Farm.

Gross profit increased by 84% during the quarter to $57.5 million. The increase was primarily driven by good performance in Crop Nutrition revenues and margins as Syngenta profits more than offset softness in sales of micro-beaded fertilizers due to dry weather in Argentina. As a result, Crop Nutrition gross profit expanded nearly two-and-a-half times during the quarter. Seed & Integrated products also contributed to gross profit expansion in the quarter, increasing by 90% while gross profit in Crop Protection declined by 5%.

Gross margin for the quarter was 61.4%, a 1,707-basis point increase from the comparable pro forma gross margin in 3Q22.

Operating Expenses

Selling, General and Administrative expenses: Total SG&A expenses were $24.0 million in 3Q23, a 16% year-over-year reduction from the pro forma $28.6 million in 3Q22. The decrease in SG&A was mainly driven by proactive cost control measures taken during the quarter to face headwinds from dry weather in Latin America and the continued execution of cost synergies in Pro Farm, together resulting in a $2.8 million reduction in expenses. Lower transaction and stock-based compensation expenses account for an additional $1.7 million and $0.5 million reduction, respectively. Depreciation and amortization expenses increased by $0.4 million.

Research and Development: Total R&D expenses in the third quarter were $3.9 million, compared with $4.1 pro forma numbers for 3Q22. R&D expenses remained almost stable with a slight improvement coming from R&D synergies from the merger with Pro Farm.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Adjusted EBITDA & Adjusted EBITDA Margin

Table 4: 3Q23 Adjusted EBITDA Reconciliation

(In millions of U.S. dollars)	Pro forma 3Q22	3Q23	Chg.	%Chg.
Comparable gross profit	31.3	57.5	26.2	84%
IAS 29	(1.7)	-	1.7	(100)%
D&A in COGS	0.7	0.7	0.1	11%
Reported gross profit (ex D&A in COGS)	30.2	58.2	28.0	92%
Share of profit (loss) of JVs	(0.2)	0.4	0.6	(285)%
Selling, general and administrative expenses (ex D&A, transaction expenses & share-based incentives)	(23.0)	(20.1)	2.8	(12)%
Research and development expenses (ex D&A)	(2.8)	(2.5)	0.3	(9)%
Other income or expenses, net	(1.5)	(0.1)	1.4	(94)%
Adjusted EBITDA	2.8	35.8	33.1	1200%

1. Financials presented for 3Q22 correspond to pro forma financials, including Pro Farm.

Adjusted EBITDA was $35.8 million in 3Q23, compared with $2.8 million in 3Q22 on a pro forma basis. The increase in gross profit, driven primarily by Crop Nutrition results, explains most of the substantial improvement in adjusted EBITDA. The cost control measures mentioned above, together with an improvement in JV results and other income or expenses, further increased adjusted EBITDA compared to 3Q22.

Financial Income and Loss

Table 5: 3Q23 Net Financial Result1

(In millions of U.S. dollars)	3Q22	3Q23	Chg.	%Chg.
Net interest expenses	(2.9)	(4.1)	(1.2)	42%
Financial commissions	(1.1)	(0.5)	0.6	(56)%
Total net interest expenses and financial commissions	(4.0)	(4.6)	(0.6)	14%

Exchange variations	(3.5)	(2.5)	1.0	(30)%
Net gain of inflation effect on monetary items	1.7	0.3	(1.4)	(82)%
Changes in fair value of financial assets or liabilities and others	2.4	(0.9)	(3.2)	(136)%
Total other non-cash financial result	0.6	(3.0)	(3.6)	(637)%
Total Net Financial Result	(3.5)	(7.6)	(4.1)	120%

1 Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres’ cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the U.S. dollar.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Total net interest expenses and commissions from financial debt increased by $0.6 million during the quarter to $4.6 million. The increase in financial expenses is aligned with the increase in total financial debt compared with the previous year, as the average cost of debt for the quarter remained almost flat year-over-year.

Balance Sheet Highlights

Table 6: Capitalization and Debt

(In millions of U.S. dollars)	As of March, 31
	2022		2023
Total Debt
Short-Term Debt	113.9		105.0
Long-Term Debt	91.1		145.1
Cash and Cash Equivalents	(39.0)		(57.7)
Other short-term investments	(2.2)		(13.1)
Total Net Debt	163.7		179.2
Equity attributable to equity holders of the parent	88.3		301.1
Equity attributable to non-controlling interests	28.8		33.2
Capitalization	280.8		513.5
LTM As Reported Adjusted EBITDA	53.6		85.3
Net Debt /LTM Adjusted EBITDA	3.06	x	2.10	x

Total Financial Debt stood at $250.1 million on March 31, 2023, compared to $205.0 million in 3Q22. During the quarter the company completed a $26.6 million public offering of Series VIII corporate bonds in the Argentine market, with $21.5 million maturing in February 2025 and $5.1 million in February 2026, and an annual nominal interest rate of 1.5% and 3.9% respectively. As a result of these and other transactions, total debt maturity was extended, and the proportion of short-term debt decreased from 56% in 3Q22 to 42% in 3Q23.

Cash, Cash Equivalents and Other Short-term Investments as of March 31, 2023, totaled $70.9 million, compared with $41.3 million on 3Q22, and translated into a net financial debt of $179.2 million in 3Q23.

Net Debt-to-LTM Adjusted EBITDA on March 31, 2023, was 2.10x compared with 3.06x in 3Q22. The decrease in the leverage ratio was explained by an increase of almost three-fold in adjusted EBITDA compared to less than 10% increase in net financial debt.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

THIRD QUARTER 2023 EARNINGS CONFERENCE CALL

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date:	Thursday, May 11, 2023
Time:	8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number:	1-833-470-1428
International dial-in numbers:	Click here
Conference ID:	001055
Webcast:	Click here

Please dial in 5-10 minutes prior to the start time to register and join.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through May 18, 2023, following the conference.

Toll Free Replay Number:	1-866-813-9403
International Replay Number:	+44 204 525 0658
Replay ID:	603438

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations
investorrelations@biocerescrops.com

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable figures which exclude the impact of IAS29 as explained below and pro forma numbers which are inclusive of historical Pro Farm financials.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Adjusted EBITDA and adjusted EBITDA margin

The company defines adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Table 7: 3Q23 Adjusted EBITDA Reconciliation from Income/(Loss) for the period

(In millions of U.S. dollars)	3Q22 Pro forma	3Q23	Chg.	%Chg.
Profit/(loss) for the period	(14.2)	27.5	41.7	(293)%
Income tax	4.1	(5.2)	(9.3)	(227)%
Financial results	5.3	7.6	2.3	43%
D&A in COGS	0.7	0.7	0.1	11%
D&A in SG&A Expenses	2.5	2.9	0.4	15%
D&A in R&D Expenses	1.3	1.4	0.1	5%
Stock-based compensation charges	1.1	0.6	(0.5)	(43)%
Transaction expenses	2.0	0.3	(1.7)	(83)%
Adjusted EBITDA	2.8	35.8	33.1	1200%

1. Financials presented for 3Q22 correspond to pro forma financials, including Pro Farm.

Comparable revenue and comparable gross margin (comparable figures)

Comparable figures result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the U.S. Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Comparable figures are only used for historical information, before FY23.

Pro forma financials

The pro forma financials combine BIOX financials with historical Pro Farm financials, net of intercompany operations. Pro forma figures are computed assuming the merger occurred as of July 1, 2021, and carried forward through the interim period presented. Pro forma figures are presented for 3Q22 to facilitate year-over-year comparisons.

Table 8: 3Q22 Reconciliation of pro forma financials

(In millions of U.S. dollars)	BIOX	PFG[1]	Pro forma
Comparable revenue	60.1	10.5	70.6
IAS 29	9.4	-	9.4
Reported revenue	69.5	10.5	80.0

Comparable gross profit	25.4	5.9	31.3
% Gross margin	42%	56%	44%
IAS 29	(1.7)	-	(1.7)
Reported gross profit	23.7	5.9	29.6

Share of profit of JVs	(0.2)	-	(0.2)
Selling, general and administrative expenses	(18.0)	(10.6)	(28.6)
Research and development expenses	(1.8)	(2.3)	(4.1)
Other income or expenses, net	(1.4)	(0.1)	(1.5)

Operating profit/(loss)	2.1	(7.0)	(4.8)

Financial results	(4.8)	(0.5)	(5.3)
Profit/(loss) before income tax	(2.6)	(7.5)	(10.1)

Income tax	(4.3)	0.2	(4.1)
Profit/(loss) for the period	(7.0)	(7.3)	(14.2)

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Reconciliation of pro forma adjusted EBITDA	BIOX	PFG	Pro Forma
Profit/(loss) for the period	(7.0)	(7.3)	(14.2)
Income tax	4.3	(0.2)	4.1
Financial results	4.8	0.5	5.3
Depreciation of PP&E and intangibles assets	2.1	2.3	4.5
Stock-based compensation charges	0.3	0.8	1.1
Transaction expenses	0.2	1.8	2.0
Adjusted EBITDA	4.8	(2.0)	2.8

1-	Pro Farm financials estimated under IFRS

Net debt and net debt to adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings less cash and cash equivalents and other short-term investments. This measure is used by management and investment analysts to show the financial strength of the company. Management is consistently tracking the company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by adjusted EBITDA.

Net interest expenses

Net interest expenses are defined as the sum of interest, other financial results, and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non-monetary items in the statement of financial position by applying a general price index from the month they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate of the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Unaudited Consolidated Statement of Comprehensive Income
(Figures in U.S. dollars)

	Three-month period ended 03/31/2023	Three-month period ended 03/31/2022
Total revenue	93,605,392	69,482,518
Cost of sales	(36,137,759)	(45,823,445)
Gross profit	57,467,633	23,659,073
% Gross profit	61%	34%
Operating expenses	(27,881,542)	(19,869,946)
Share of profit of JV	378,145	(203,954)
Other income or expenses, net	(97,516)	(1,437,718)
Operating profit	29,866,720	2,147,455
Financial result	(7,577,828)	(4,784,248)
Profit/(loss) before income tax	22,288,892	(2,636,793)
Income tax	5,189,627	(4,340,156)
Profit/(loss) for the period	27,478,519	(6,976,949)
Other comprehensive profit/(loss)	(62,622)	12,367,795
Total comprehensive profit/(loss)	27,415,897	5,390,846

Profit/(loss) for the period attributable to:
Equity holders of the parent	28,145,878	(6,486,721)
Non-controlling interests	(667,359)	(490,228)
	27,478,519	(6,976,949)
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	28,206,144	3,889,873
Non-controlling interests	(790,247)	1,500,973
	27,415,897	5,390,846
Weighted average number of shares
Basic	62,002,011	41,138,527
Diluted	63,079,523	41,138,527

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2023

Unaudited Consolidated Statement of Financial Position
(Figures in U.S. dollars)

ASSETS	03/31/2023	06/30/2022
CURRENT ASSETS
Cash and cash equivalents	57,737,138	33,475,266
Other financial assets	13,141,069	5,401,133
Trade receivables	157,816,812	111,752,310
Other receivables	30,218,852	19,327,584
Income and minimum presumed income taxes recoverable	10,000,887	1,647,398
Inventories	150,862,729	126,044,122
Biological assets	2,043,651	57,313
Total current assets	421,821,138	297,705,126
NON-CURRENT ASSETS
Other financial assets	1,079,947	619,841
Trade receivables	326,380	200,412
Other receivables	2,652,278	2,254,199
Income and minimum presumed income taxes recoverable	17,912	44,412
Deferred tax assets	4,235,301	4,011,374
Investments in joint ventures and associates	39,185,745	38,554,092
Property, plant and equipment	66,113,264	49,908,325
Intangible assets	174,288,295	76,704,869
Goodwill	122,532,487	36,073,685
Right-of-use leased asset	13,614,782	12,144,026
Total non-current assets	424,046,391	220,515,235
Total assets	845,867,529	518,220,361
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	150,174,333	125,849,620
Borrowings	104,986,796	71,301,468
Employee benefits and social security	7,958,760	7,619,121
Deferred revenue and advances from customers	13,144,781	5,895,313
Income tax payable	541,935	7,538,764
Consideration for acquisition	1,943,216	3,048,562
Lease liabilities	3,136,708	1,412,904
Total current liabilities	281,886,529	222,665,752
NON-CURRENT LIABILITIES
Trade and other payables	716,864	-
Borrowings	70,964,484	74,177,169
Deferred revenue and advances from customers	17,096,542	-
Investments in joint ventures and associates	221,014	717,948
Deferred tax liabilities	47,312,700	29,005,943
Provisions	415,443	603,022
Consideration for acquisitions	8,163,657	9,854,228
Secured notes	74,161,086	12,559,071
Lease liability	10,658,070	10,338,380
Total non-current liabilities	229,709,860	137,255,761
Total liabilities	511,596,389	359,921,513
EQUITY
Equity attributable to owners of the parent	301,092,769	127,358,573
Non-controlling interests	33,178,371	30,940,275
Total equity	334,271,140	158,298,848
Total equity and liabilities	845,867,529	518,220,361